

July 25, 2013

Via E-mail
Thomas V. Shockley III
Chief Executive Officer
El Paso Electric Company
Stanton Tower, 100 North Stanton
El Paso, Texas 79901

> **Re:** **El Paso Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2013**
> **File No. 001-14206**

Dear Mr. Shockley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

Item 3. Legal Proceedings

1. Please help us understand what you mean by the qualifying statement "to the extent that the Company has been able to reach a conclusion as to its ultimate liability" in the last sentence of the first paragraph. To the extent you are unable to estimate your liability, please explain why you have not stated as much and not otherwise described any legal proceedings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Primary Components of Compensation, page 21

Annual Cash Bonus Plan, page 21

2. We note your disclosure on page 22 that the Compensation Committee determined that $0.12 per share should be added to the reported net income per basic share of $2.27 for purposes of determining earnings per share results under the Annual Cash Bonus Plan. Please clarify the extent of discretion held by the Compensation Committee to adjust the corporate financial and operational performance measures.

3. We note your disclosure that you met your "three annual safety goals, [your] regulatory compliance goal, and [your] customer satisfaction goal in each instance at or above the target level." Please explain whether your Compensation Committee uses quantifiable measures for determining achievement of the aforementioned goals or whether it exercises subjective judgment in its determination thereof. As applicable, please disclose the actual performance results achieved for each of the three goals.

Summary Compensation Table, page 27

4. We note that you disclose that your CEO earned a salary of $530,769 in 2012. Please explain how this number was calculated.

5. We note that you disclose that your CEO earned non-equity incentive plan compensation under the annual cash bonus plan in 2012 of $342,388, and that his employment agreement sets an annual performance bonus opportunity at target of 70% of annualized base compensation subject to meeting performance goals under the company's annual cash bonus plan. Please explain how this compensation amount was determined and what factors the Compensation Committee considered in its determination thereof. Please clarify whether there were other factors considered besides the corporate financial and operational performance measures you disclose on page 21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director